**Statement Regarding Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission**

Exemption Under Section (k)(1) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015, under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.